Form 51-102F1

Annual Management Discussion and Analysis

For

CanAlaska Uranium Ltd.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.) (the “Company” or “CanAlaska”) for the six months ended October 31, 2007 and should be read in conjunction with the financial statements for the six months ended October 31, 2007 and related notes.  The date of this management discussion and analysis is December 24, 2007.  Additional information on the Company is primarily available on SEDAR at www.sedar.com.

Business of CanAlaska

CanAlaska is an exploration stage company engaged in the acquisition, exploration and development of mineral properties in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company is principally exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information or future events.

Project Overview

In the second quarter ended 31 October 2007, the Company continued its very active exploration program in the Athabasca basin of Saskatchewan, exploring for uranium mineral deposits on many of its properties.

The Company owns a 100% interest in a large land package, over 2.5 million acres, both within and on the outskirts of the Athabasca basin, and had four exploration crews working over the summer-fall, with up to 110 personnel working from camps in the north and northeast areas and on Lake Athabasca.

In the quarter, the company operated field summer crews for six projects, and five camps, and continued extensive surface exploration at the West McArthur Project, where Mitsubishi Development Pty is earning into a 50% interest by funding $11M of exploration and payments. The Company now holds the claims in a subsidiary, CanAlaska West McArthur Uranium Ltd.  The Company has discovered multiple targets from its exploration work on the West McArthur property.  In association with Mitsubishi and its consultants, the Company has embarked on a strong geophysical survey program to characterise and prioritise the next phase of drilling.  Approval has been given for the 2008 work program.

Surface mapping and prospecting was carried out on the NE Wollaston Project, and on the Grease River Project, the latter where Yellowcake Uranium and Uranium Prospects PLC are earning a 60% interest by financing expenditures of $5M.  Both projects have been providing preliminary samples and targets of previously unknown uranium mineralization.  In the NE project a significant uranium-rare earth target produced a series of high value results.  No drilling has been carried out on either property, mostly because of limited supply of drills.  The Company has taken legal measures to receive compensation from a previous drill contractor for breach of contract, and lack of performance at the NE project.   There have been delays in procuring additional exploration permits in Manitoba, while the Government has been in consultation with various first nations groups.  Consequently, some work has been delayed or postponed.

The Company finalized discussions with Hanwha Corporation, and a Korean Consortium comprising Hanwha Corporation, Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd. for the option of the Cree East property.  The final agreements were signed in Seoul, Korea on October 11th, 2007 and released from escrow on December 21st, 2007.  To facilitate the operation of the project, the Company has formed a separate entity Canalaska-Korea Uranium Ltd, which now holds the mineral title to the claims.  $19 million of expenditures will be provided by the Korean Consortium in order to receive a 50% interest in the new entity.

The Company also entered into an agreement with Mega Uranium Ltd. to explore the Poplar Project on the northern rim of the Athabasca Basin.  Mega will contribute $6 million to earn a 50% interest, and may earn an additional 5% ownership interest by contributing a further $2 million.

The Company operates from Vancouver and has a new exploration and service office in Saskatoon, and opened a smaller office location in downtown Vancouver.  The Company also produced a corporate video to outline the location and significant aspects of uranium in the Athabasca Basin, as well as our major alliances. The Company attended two trade shows in the period to update investors on corporate activities as well as presentations to financial institutions.

In New Zealand, the Company completed exploration work on the Rise and Shine property in order to earn its 70% JV interest.  The Company is now operating under a JV with Oceana Gold on this property.  The Company has received various advances of interest in its New Zealand projects from outside interests, and is presently evaluating these offers.

The Company is also continuing to review uranium property options and strategic alliances with outside interests, with the view to continuing extensive exploration on its properties, and on other targets in the near term.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for CanAlaska for each of the three most recently completed financial fiscal years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Fiscal years ended April 30, (audited)
	2007	2006	2005
Total Revenues (i)	$1,095,788	$236,689	$40,976
General and administrative expenses	2,054,845	1,764,173	1,841,441
Mineral property cash costs	13,776,723	7,399,726	1,985,509
Net income (loss) ➢ In total ➢ Basic and diluted loss per share	(1,135,450) (0.01)	(328,159) (0.01)	(1,912,218) (0.06)
Totals Assets	33,207,438	18,822,102	7,071,197
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

(i)   Total revenues includes interest income, management fee income, gain on sale of portfolio investments and other income.

Selected Quarterly Financial Information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
	2007	2007	2007	2007	2006	2006	2006	2006
Total revenues	$366,634	$155,981	$974,212	$29,341	$63,381	$28,854	$198,954	$15,523
Net loss (income)	219,754	621,725	297,607	810,614	373,648	346,890	(735,004)	354,576
Net loss (income) per share	0.01	0.01	0.01	0.01	0.01	0.01	(0.01)	0.01
Total assets	38,496,024	30,523,412	33,207,438	24,725,583	21,514,809	18,457,140	18,822,102	12,262,233

Results of Operations

The six months ended October 31, 2007 resulted in a net loss of $841,479 which compares with a loss of $720,538 for the same period in 2006.  General and administrative expenses for the six months ended October 31, 2007 were $1,379,334, an increase of $566,561 over the same period in 2006.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $122,466 for the period ended October 31, 2007 compared to $261,477 for the previous year.  Management fees of $171,075 were recorded as compared to

$53,178 in the prior year as a management agreement with the Chairman was terminated with the payout of one year’s compensation plus a bonus payment of six months compensation for a total payout of $153,144.  Wages of $140,324 were recorded, an increase of $103,309 over the previous year as more staff were hired to handle the increased work of the exploration projects.  All other general and administrative costs were consistent when compared to the previous fiscal six months as the Company continues to be very active in obtaining financing and incurring significant exploration expenditures.

Interest income was $343,632, an increase of $277,704 over the same period in 2006 as the Company had significantly higher cash balances. Management fee income of $178,983 was earned for being the operator of three option agreements on certain of its Saskatchewan mineral properties.

For the six months ended October 31, 2007, the Company incurred mineral property exploration costs of $11,506,675 with $3,491,783 being recovered exploration costs from optionees. The Company incurred exploration costs of $1,703,405 on the West McArthur Project and received $1,972,812 of option payments from Mitsubishi Development Pty Ltd. under the terms of their option agreement.    The Company spent $2,578,033 on the Helmer Project as compared to $433,310 for the year ended April 30, 2007. The Company spent $1,665,061 on the Lake Athabasca Project as compared to $1,478 867 the year ended April 30, 2007.  The Company spent $1,445,542 on the NE Wollaston Project as compared to $3,495,075 in the prior year due to detailed structural mapping, surface sampling and geophysical surveying undertaken in the current six months.  The Company spent $455,256 on an airborne geophysics program on the Poplar Project which is being funded by a payment of $840,000 from Mega Uranium Ltd.  The Company expended $1,088,652 on airborne and ground exploration on the Grease River Project, funding for which was provided by Uranium Prospects plc and Yellowcake plc.   Option payments of $175,000 were received pursuant to several property agreements.

Investor Relations

Heightened market activity in all uranium stocks created significant trading activity in CanAlaska. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, was generally on a shared basis with associated companies.  This activity cost $214,452 for the six months ended October 31, 2007, an increase of $95,053 over the same period in 2006.

Liquidity and Capital Resources

As at October 31, 2007, the Company’s working capital, defined as current assets less current liabilities, was $10,415,196 compared with working capital of $12,497,057 at April 30, 2007.

During the six months ended October 31, 2007, 16,401,956 shares were issued pursuant to private placements for gross proceeds of $7,000,000.

The Company has portfolio investments with a book value of $609,249 and market value of $1,834,145 as at 31 October 2007. The main investments consist of 1,091,800 shares of Pacific North West Capital Corp., 343,007 shares of Freegold Ventures Limited and 260,131 shares of El Nino Ventures Inc. All these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding shares of 125,359,814 at October 31, 2007.

Contractual Commitments

The Company is committed under several leases with third parties for office premises with the following lease payments:

Fiscal year ended April 30,	2008	2009	2010	2011	2012	Thereafter
Office lease - Kerrisdale	$29,816	$59,631	$59,631	$9,939	-	-
Office lease- Vancouver	$27,360	$54,720	$54,720	$18,240	-	-
Office lease- Saskatoon	$41,022	$82,044	$82,044	$82,044	$82,044	6,837

By agreement dated 1 May 2007, the Company agreed to pay the President $165,000 annually.  The fee shall be increased annually at the discretion of the Company’s compensation committee, and not less than the annual percentage rate of inflation or five percent, whichever is greater.

No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice.  Further information on mineral option payments are disclosed in Note 4 to the October 31, 2007 financial statements.

New Appointments

On October 30th, 2007, long term Director Bunny Barlin passed away.  The Company is very grateful for the long service from Bunny, and his support of the Company in its latest ventures.

Mr Tom Lewis P. Eng joined the Company and has been appointed Regional Operations manager, based in Saskatoon.

Mr Jean Luc Roy, was appointed Director on October 31st, 2007.  Mr Roy has a strong background in the mining industry and commerce, and is also President of El Nino Ventures Ltd, a company focusing on base metal mines in Africa and elsewhere.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

A detailed summary of all of the Company’s significant accounting policies is included in Note 1 to the financial statements for the six months ended October 31, 2007.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, and the determination of fair value on share option compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies.

Financial Instruments and Other Instruments

CanAlaska’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, portfolio investments, accounts payable and accrued liabilities and amounts due to directors. Unless otherwise noted, it is management’s opinion that CanAlaska is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value, with the exception of portfolio investments where the fair value exceeds the carrying value by $1,062,517.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at October 31, 2007, there were 125,359,814 outstanding common shares.  During the period, 17,662,056 common shares were issued.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in note 6 (d) to the 31 October 2007 financial statements.

Related Party Transactions

A total of $171,075 was paid to a Company controlled by the former Chairman and Director of the Company which included $153,144 as his agreement for management services was terminated.  A total of $83,352 was paid to the VP of Exploration of the Company for consulting services. A total of $82,500 was paid as wages to the President of the Company.  A total of $92,749 was paid to the VP Corporate Development of the Company for consulting services. A total of $13,607 was paid to a Company controlled by the Corporate Secretary of the Company for consulting services.   A total of $17,500 was paid to a Company controlled by the Chief Financial Officer of the Company for accounting services.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $17,666 has been paid/accrued to directors.

Other Events

On 12 June 2007 the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire on June 12, 2017 (the “Expiration Time”). Pursuant to the Rights Plan, the Board of Directors declared a distribution of one right (a “Right”) for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Rights Plan. To constitute a “Permitted Bid”, an offer must be made in compliance with the Rights plan and must be made to all holders of voting shares (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.  The Rights Plan is subject to shareholder approval.

Under agreements signed and formally released from escrow on December 21st, 2007 between the Company and Hanwha Corporation (“Hanwha”), Hanwha will lead a Korean Consortium of companies to invest $19,000,000 towards the earn-in of a 50% ownership interest in the Cree East Project over a 4-year period.  As part of the agreement, all exploration expenditures incurred by the Company on the Project since 1 June 2007 shall be reimbursed to the Company by the Korean Consortium.  The members of the Korean Consortium comprise Korea's leading energy and natural resource companies - Hanwha, Korea Electric Power Corporation ("KEPCO"), Korea Resources Corp. ("KORES") and SK Energy Co. Ltd. ("SK”).

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed, management of the Company has determined that certain weaknesses existed in internal controls over financial reporting.  The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting and has retained an independent consultant for the current six months to assist with such disclosures.

Internal Controls and Procedures

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Company’s generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the fiscal period ended 31 October 2007. Management has determined that certain weaknesses existed in the design of its internal control and has concluded that its internal controls were not operating effectively.  Management has retained an independent consultant for the current year to assist with its U.S. GAAP reconciliation and continues to review and refine its internal controls and procedures.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. The Company has completed risk assessments with the help of professional management consultants BGH Consulting, and has adopted an operational and insurance scheme to quantify and minimize the Company’s risks and uncertainties. The Company also consulted and implemented field operational, safety and environmental policies consistent with its ongoing needs.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

The Company has acquired through staking a significant land position in the Athabasca Basin area of Saskatchewan and is exploring these areas for high-grade uranium deposits. CanAlaska currently has optioned five of its Saskatchewan properties to several companies, but continues to operate these projects under management services agreements for a fee. The Glitter Lake property in Quebec is optioned to Pacific North West Capital Corp. in which they are earning an interest in the project by carrying all costs and making exploration expenditures. The Company ended 31 October 2007 with a strong cash position that will enable it to continue its own exploration efforts in Canada.  The company is continuing to attract new personnel to operate its projects, and has established itself as a strong and well recognised uranium explorer in the Athabasca basin.  The Company continues to identify new projects through early stage grass roots exploration and is managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of CanAlaska has approved the disclosure contained in this Interim Management Discussion & Analysis. A copy of this Interim Management Discussion & Analysis will be provided to anyone who requests it.